LUXURY CAMPING, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Board of Directors
Luxury Camping, Inc.
Ithaca, New York

Management is responsible for the accompanying consolidated financial statement of Luxury Camping, Inc., which comprise of the consolidated balance sheet as of December 31, 2021, and the related consolidated statement of income, consolidated statement of equity, and consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statement in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on the financial statement.

Belle Business Services, LLC

Belle Business Services, LLC
April 27, 2022

LUXURY CAMPING, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	214,336
Inventory		11,003
Prepaid expenses and other current assets		2,087
TOTAL CURRENT ASSETS		227,426
PROPERTY AND EQUIPMENT		
Property and equipment, net		259,209
OTHER ASSETS		
Investment in Phoenicia		535,096
TOTAL ASSETS	$	1,021,731

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	4,028
Deferred revenue		75,495
Taxes payable		3,162
Accrued expenses		10,117
TOTAL CURRENT LIABILITIES		92,802
TOTAL LIABILITIES		92,802
SHAREHOLDERS' EQUITY		
Preferred stock, see note 6		13
Common stock, see note 6		11
Additional paid-in capital		2,197,236
Accumulated deficit		(1,268,331)
TOTAL SHAREHOLDERS' EQUITY		928,929
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,021,731

See independent accountant's compilation report and accompanying notes to financial statements.

LUXURY CAMPING, INC.
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	988,781
COST OF GOODS SOLD		73,688
GROSS PROFIT		915,093
OPERATING EXPENSES		
Advertising and marketing		45,245
Commission expense		11,060
Depreciation expense		49,237
General and administrative		70,104
Information technology		14,112
Insurance expense		21,840
Legal and professional fees		9,233
Payroll expense		525,995
Rent expense		140,533
Repairs and maintenance		34,927
Rooms expense		133,894
Utilities		7,655
TOTAL OPERATING EXPENSES		1,063,835
NET OPERATING LOSS		(148,742)
OTHER INCOME/(EXPENSES)		
Other income		8,106
Interest expense		(3)
PPP loan forgiveness		101,951
TOTAL OTHER INCOME/(EXPENSES)		110,054
NET INCOME (LOSS) BEFORE TAXES		(38,688)
INCOME TAX EXPENSE		2,729
NET INCOME (LOSS) AFTER TAXES	$	(41,417)

See independent accountant's compilation report and accompanying notes to financial statements.

LUXURY CAMPING, INC.
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Preferred Stock		Common Stock		Additional	Retained Earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2021	10,009	$ 10	10,867	$ 11	$ 1,404,883	$ (1,226,914)	$ 177,990
Issuance of preferred stock	3,275	3	-	-	792,353	-	$ 792,356
Net loss	-	-	-	-	-	(41,417)	$ (41,417)
ENDING BALANCE, DECEMBER 31, 2021	13,284	$ 13	10,867	$ 11	$ 2,197,236	$ (1,268,331)	$ 928,929

LUXURY CAMPING, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(41,417)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense		49,237
(Increase) decrease in assets:		
Accounts receivable		4,355
Inventory		(7,667)
Prepaid expenses and other current assets		(720)
Increase (decrease) in liabilities:		
Accounts payable		(14,038)
Taxes payable		2,976
Deferred revenue		(31,784)
Accrued expenses		7,271
CASH USED FOR OPERATING ACTIVITIES		(31,787)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for investment in project		(392,060)
Cash used for fixed assets		(32,680)
CASH USED FOR INVESTING ACTIVITIES		(424,740)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock		574,242
CASH PROVIDED BY FINANCING ACTIVITIES		574,242
NET INCREASE IN CASH		117,715
CASH AT BEGINNING OF YEAR		96,621
CASH AT END OF YEAR	$	214,336

See independent accountant's compilation report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Luxury Camping, Inc. was incorporated in the State of Delaware on March 6, 2014.

Ithaca by Firelight, LLC was organized in the State of New York on November 7, 2014. Ithaca by Firelight, LLC is wholly owned and operated by Luxury Camping, Inc.

Firelight Properties, LLC was organized in the State of New York on November 21, 2017. Firelight Properties, LLC is wholly owned and operated by Luxury Camping, Inc.

Firelight II, LLC was organized in the State of Delaware on November 27, 2017. Firelight II, LLC is wholly owned and operated by Firelight Properties, LLC. The project that Firelight II, LLC was engaged in was disposed of in 2019 and the entity is currently inactive.

Firelight III, LLC was organized in the State of Delaware on April 26, 2019. Firelight III, LLC is wholly owned and operated by Firelight Properties, LLC. This entity is developing the Phoenicia investment property.

Firelight IV, LLC was organized in the State of Massachusetts on November 3, 2020. Firelight IV, LLC is wholly owned and operated by Firelight Properties, LLC.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Luxury Camping, Inc., Ithaca by Firelight, LLC, Firelight Properties, LLC, Firelight II, LLC, Firelight III, LLC, and Firelight IV, LLC, (collectively, the "Company). Firelight II, LLC, Firelight III, LLC and Firelight IV, LLC are fully owned by Firelight Properties, LLC. Firelight Properties, LLC and Ithaca by Firelight, LLC are fully owned by Luxury Camping, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

See independent accountant's compilation report.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affect the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, the balance of inventory related to finished goods was $11,003.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Machinery and equipment is depreciated over seven years, while leasehold improvements are depreciated over fifteen years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware, Massachusetts and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by renting luxury camp sites. The Company's payments are generally collected upfront. For the year ending December 31, 2021, the Company recognized $988,781 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Investment in Phoenicia**

Firelight Properties III, LLC is in the process of developing the new Phoenicia project, a new camping experience. All development expenses are being recorded as an investment, at this time.

4.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Machinery and equipment	$ 32,510
Lease improvements	535,665
	568,175
Less: Accumulated depreciation	(308,966)
Total	$ 259,209

5.   **Equity**

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 19,300 shares, consisting of 7,300 shares of Series A Preferred Stock, 3,000 shares of Series B Preferred stock and 9,000 shares of Series C Preferred Stock at $0.001 par value per share. As of December 31, 2021, 13,284 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 61,000 shares, at $0.001 par value per share. As of December 31, 2021, 10,867 shares have been issued and are outstanding.

6.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on March 6, 2014 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7.   **Subsequent Events**

The Company has evaluated subsequent events through April 27, 2022, the date through which the financial statements was available to be issued. It has been determined that no events require additional disclosure.